UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

PLX Technology, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

693417107

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Arthur O. Whipple, Chief Financial Officer
PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, California 94085
(408) 774-9060

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen J. Schrader
Baker & McKenzie LLP
2 Embarcadero Center, Eleventh Floor
San Francisco, California  94111
(415) 576-3028

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$1,208,818	$68.00

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,262,809 shares of Common Stock, $0.001 par value, of PLX Technology, Inc. will be purchased pursuant to this offer for an aggregate of $1,208,818 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009, equals $55.80 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:        $68.00
Form or Registration No.:        Schedule TO
Filing party:                               PLX Technology, Inc.
Date filed:                                  March 31, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third party tender offer subject to Rule 14d-1.
☑      issuer tender offer subject to Rule 13e-4.
☐      going-private transaction subject to Rule 13e-3.
☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT

    This Amendment No. 2 is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2009, as amended, in connection with PLX Technology, Inc.’s (the “Company”) offer to exchange for cash certain outstanding stock options to purchase shares of the Company’s common stock, par value $0.001 (the “Offer”).  This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements under Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.  Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO and the amendments and exhibits thereto remain unchanged.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

    The Offer expired at 12:00 Midnight, Eastern Daylight Time, on May 1, 2009.  Pursuant to the Offer to Purchase, options to purchase an aggregate of 2,533,278 shares of the Company’s common stock were validly tendered and not withdrawn, and the Company has accepted for repurchase such options.  Each eligible optionee who validly tendered eligible options pursuant to the Offer to Purchase will receive a cash payment in the range of $0.05 to $1.42 per option.  The Company will promptly make such cash payments in the aggregate amount of $932,684.16.

Item 12.	Exhibits. Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)** Offer to Purchase Eligible Stock Options, dated March 31,2009.

(a)(1)(B)* Form of e-mail to Eligible Employees Announcing Offer to Purchase.

(a)(1)(C)* Form of Promise to Make Cash Payment.

(a)(1)(D)* Paper Election Form.

(a)(1)(E)* Paper Election Withdrawal Notice.

(a)(1)(F)* Form of Reminder Notice of Expiration of Offer.

(a)(1)(G)* Worksheet Associated with Election Form.

(a)(1)(H)**   Form of e-mail to Eligible Employees Announcing Amendment to Offer to Purchase.

(a)(5)(A) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 6, 2009 (incorporated herein by reference).

(a)(5)(B) The Company’s Proxy Statement for the Special Meeting of its Stockholders to be held on May 22, 2009, filed with the SEC on April 24, 2009 (incorporated herein by reference).

(a)(5)(C) The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2009, together with amendments filed on March 18, March 19 and April 14, 2009 or thereafter (incorporated herein by reference).

(a)(5)(D) A description of the Company’s Common Stock contained in the Registration Statement on Form S-3 (File No. 333-156760), filed with the SEC on January 16, 2009, together with any amendments or reports filed for the purpose of updating such information (incorporated herein by reference).

 (b)  Not applicable.

(d)(A) The Company’s 1998 Stock Incentive Plan. (1)

(d)(B)  Amended and Restated PLX Technology, Inc. 1999 Stock Incentive Plan. (2)

(d)(C) PLX 2008 Equity Incentive Plan. (3)

(d)(D) Stockholder Support Agreement, dated as of December 15, 2009. (4)

(d)(E) Offer Letter, dated December 29, 2006 between PLX Technology, Inc. and Arthur O. Whipple, filed as Exhibit 10.1 to the Company's Form 8-K, filed on January 18, 2007, and incorporated herein by reference. (5)

(d)(F) Offer Letter, dated as of October 15, 2008, by and between the Company and Ralph Schmitt. (6)

 (g)  Not applicable.

 (h)  Not applicable.
________________

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on March 31, 2009.

**	Previously filed as an exhibit to the Schedule TO Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on April 21, 2009.

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-71795) filed on February 4, 1999.

(2)	Incorporated by reference to Appendix A to the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders filed on April 18, 2006.

(3)	Incorporated by reference to Appendix A to the Company’s Proxy Statement for the 2008 Annual Meeting of Stockholders filed on April 18, 2008.

(4)	Incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 6, 2009.

(5)	Incorporated by reference to the Company's Form 8-K, filed on January 18, 2007.

(6)	Incorporated by reference to the Company's Form 8-K, filed on October 27, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2009

PLX Technology, Inc.

By:	/s/ Arthur O. Whipple
Chief Financial Officer, Vice President
Finance and Secretary

EXHIBIT INDEX

(a)(1)(A)** Offer to Purchase Eligible Stock Options, dated March 31,2009.

(a)(1)(B)* Form of e-mail to Eligible Employees Announcing Offer to Purchase.

(a)(1)(C)* Form of Promise to Make Cash Payment.

(a)(1)(D)* Paper Election Form.

(a)(1)(E)* Paper Election Withdrawal Notice.

(a)(1)(F)* Form of Reminder Notice of Expiration of Offer.

(a)(1)(G)* Worksheet Associated with Election Form.

(a)(1)(H)**   Form of e-mail to Eligible Employees Announcing Amendment to Offer to Purchase.

(a)(5)(A) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 6, 2009 (incorporated herein by reference).

(a)(5)(B) The Company’s Proxy Statement for the Special Meeting of its Stockholders to be held May 22, 2009, filed with the SEC on April 24, 2009 (incorporated herein by reference).

(a)(5)(C) The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2009, together with amendments filed on March 18, March 19 and April 14, 2009 or thereafter (incorporated herein by reference).

(a)(5)(D) A description of the Company’s Common Stock contained in the Registration Statement on Form S-3 (File No. 333-156760), filed with the SEC on January 16, 2009, together with any amendments or reports filed for the purpose of updating such information (incorporated herein by reference).

 (b)  Not applicable.

(d)(A) The Company’s 1998 Stock Incentive Plan. (1)

(d)(B)  Amended and Restated PLX Technology, Inc. 1999 Stock Incentive Plan. (2)

(d)(C) PLX 2008 Equity Incentive Plan. (3)

(d)(D) Stockholder Support Agreement, dated as of December 15, 2009. (4)

(d)(E) Offer Letter, dated December 29, 2006 between PLX Technology, Inc. and Arthur O. Whipple, filed as Exhibit 10.1 to the Company's Form 8-K, filed on January 18, 2007, and incorporated herein by reference. (5)

(d)(F) Offer Letter, dated as of October 15, 2008, by and between the Company and Ralph Schmitt. (6)

 (g)  Not applicable.

 (h)  Not applicable.
________________

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on March 31, 2009.

**	Previously filed as an exhibit to the Schedule TO Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on April 21, 2009.

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-71795) filed on February 4, 1999.

(2)	Incorporated by reference to Appendix A to the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders filed on April 18, 2006.

(3)	Incorporated by reference to Appendix A to the Company’s Proxy Statement for the 2008 Annual Meeting of Stockholders filed on April 18, 2008.

(4)	Incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 6, 2009.

(5)	Incorporated by reference to the Company's Form 8-K, filed on January 18, 2007.

(6)	Incorporated by reference to the Company's Form 8-K, filed on October 27, 2008.